Exhibit (a)(1)(ii)

Offer to Purchase

CPG CARLYLE COMMITMENTS MASTER FUND, LLC
125 WEST 55TH STREET
NEW YORK, NEW YORK 10019

OFFER TO PURCHASE UP TO $58,960,000 IN OUTSTANDING
LIMITED LIABILITY COMPANY INTERESTS AT NET ASSET VALUE
DATED august 1, 2023

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY
ON Friday, September 1, 2023, AT 12:00 MIDNIGHT, NEW YORK TIME,
UNLESS THE OFFER IS EXTENDED

If you do not want to sell your Interests at this time, please disregard this offer to purchase referred to below. This is simply notification of the Fund’s tender offer.

To the Investors of CPG Carlyle Commitments Master Fund, LLC:

CPG Carlyle Commitments Master Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the “Fund”), is offering to purchase on the terms and conditions set forth in this offer to purchase (the “Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitute the “Offer”) up to $58,960,000 in Interests or portions thereof pursuant to tenders by investors at a price equal to their estimated net asset value as of September 29, 2023. (As used in this Offer, the term “Interest,” or “Interests,” as the context requires, shall refer to the limited liability company interests in the Fund and portions thereof representing beneficial interests in the Fund, and “you” shall refer to CPG Carlyle Commitments Fund, LLC (the “Feeder Fund”).) If the Fund elects to extend the tender period for any reason beyond September 29, 2023, for the purpose of determining the purchase price for tendered Interests the estimated net asset value of such Interests generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The Fund reserves the right to adjust the date on which the estimated net asset value of Interests will be determined to correspond with any extension of the Offer. This Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Second Amended and Restated Limited Liability Company Agreement, dated March 16, 2017 (the “LLC Agreement”).

Investors should realize that the net asset value of the Fund (and therefore the net asset value of the Interests held by each investor) likely will change between May 31, 2023 (the most recent date as of which net asset value is available) and September 29, 2023, when the estimated net asset value of the Interests tendered to the Fund will be determined for purposes of calculating the purchase price of such Interests. Tendering investors should also note that although the tender offer expires on September 1, 2023, they remain investors in the Fund until September 29, 2023, when the estimated net asset value of their Interests is calculated. The Fund determines the estimated net asset value at least monthly based on the carrying amount (i.e., book value) of the Fund’s interest in the underlying investment funds in which the Fund invests, as determined by reference to the most recent balance sheet, statement of capital account or other valuation provided by the investment fund managers, as of or prior to the relevant valuation date; provided, that such values will be adjusted for any other relevant information available at the time the Fund values its portfolio, including capital activity and material events occurring between the reference dates of the underlying investment fund managers’ valuations and the relevant valuation date. Any tendering investors that wish to obtain the most current estimated net asset value of their Interests on this basis should contact Central Park Group at (212) 317-9200.

Investors desiring to tender their Interests in the Fund in accordance with the terms of the Offer should complete and sign the enclosed Letter of Transmittal (returning the form at the end of the Letter of Transmittal will suffice) and mail or fax it to the Fund’s Administrator, SS&C Technologies, Inc. and certain of its affiliates (“SS&C”), in the manner set forth below.

IMPORTANT

Neither the Fund, nor Central Park Advisers, LLC, the investment adviser of the Fund (the “Adviser”), nor any of the Directors makes any recommendation to any investor as to whether to tender or refrain from tendering Interests. Investors must make their own decisions whether to tender Interests, and, if so, the portion of their Interests to tender.

Because each investor’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether investors should tender Interests pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to SS&C ALPS Retail Alternatives Group:

Regular Mail: SS&C ALPS Retail Alternatives Group Central Park Group P.O. Box 219300 Kansas City, Missouri 64121-9300	Overnight Delivery: SS&C ALPS Retail Alternatives Group Central Park Group 430 West 7th Street, Suite 219300 Kansas City, Missouri 64105-1407

For additional information:

Phone:   (212) 317-9200

Fax:      (833) 216-6152

TABLE OF CONTENTS

1.	Background and Purpose of the Offer	6

2.	Offer to Purchase and Price	6

3.	Amount of Tender	9

4.	Procedure for Tenders	10

5.	Withdrawal Rights	10

6.	Purchases and Payment	10

7.	Certain Conditions of the Offer	11

8.	Certain Information About the Fund	12

9.	Certain U.S. Federal Income Tax Consequences	12

10.	Disclosure Provisions	13

11.	Miscellaneous	14

Summary Term Sheet

•	We will buy your Interests at their estimated net asset value (that is, the estimated value of the Fund’s assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to sell). This Offer will remain open until the end of the day on September 1, 2023, at 12:00 midnight, New York time (the “Tender Offer Termination Date”). Net asset value will be calculated for this purpose on September 29, 2023 (the “Valuation Date”).

•	The Feeder Fund, a separate Delaware limited liability company also registered under the 1940 Act as a non-diversified, closed-end management investment company, invests substantially all of its assets in the Fund. The Fund and the Feeder Fund have the same investment objective and identical investment policies. In light of the master-feeder investment structure, the Feeder Fund, to satisfy tender requests made pursuant to a separate tender offer conducted contemporaneously by it, will seek to liquidate a portion of its investment in the Fund.

•	You may tender your entire Interest or a portion of your Interest.

•	Repurchases of Units by the Fund will be paid as promptly as practicable after the applicable Valuation Date. The Fund expects that full payment of the amounts tendered will be made on or before the 35th day following the Valuation Date; however, delays in the receipt by the Fund of sufficient cash amounts may affect the payment period.

•	The Fund will not impose any charges on repurchases of Interests in the Fund.

•	An investor tendering for repurchase less than all of its Interests must maintain an account balance of at least $25,000 after the repurchase is effected. If an investor tenders an amount of Interests that would cause the investor’s account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the investor so that the required minimum balance is maintained. The Fund may also repurchase all of the investor’s Interests in the Fund.

•	If the Offer is oversubscribed by investors who tender Interests, the Fund may extend the repurchase offer period and increase the amount of Interests that it is offering to purchase, repurchase a pro rata portion of the Interests tendered or take any other action permitted by applicable law.

•	Although the amounts required to be paid by the Fund generally will be paid in cash, the Fund has retained the option to pay all or a portion of the repurchase price for Interests by distributing securities to investors on a pro rata basis. The receipt by an investor of an in-kind distribution of a security carries the risk that the investor may not be able to dispose of the security for an indeterminate period of time and only with the consent of a third party, as well as the risk that the distributed security may be very difficult to value. The Fund may exercise this option in the extraordinary event that the Board of Directors of the Fund (the “Board”) determines that it is necessary to avoid or mitigate any adverse effect of the Offer on the remaining investors. It is not presently anticipated, however, that the option will be exercised by the Fund.

•	Following this summary is a formal notice of our offer to purchase your Interests. Our offer remains open to you until the end of the day on the Tender Offer Termination Date. Until this time, you have the right to change your mind and withdraw your Interests from consideration for purchase. If we do not accept your Interests by the end of the day on the Tender Offer Termination Date, you may still withdraw your Interests at any time after that date, so long as your offer has not been accepted.

•	If you would like us to purchase your Interests, you should mail or fax a Letter of Transmittal (returning the form at the end of the Letter of Transmittal will suffice), enclosed with our offer, to SS&C at the address/fax number listed on page 2 of this Offer to Purchase, so that it is received before the end of the day on the Tender Offer Termination Date. Of course, the net asset value of the Fund (and, therefore, the net asset value of the Interests held by each investor) is likely to change between the Tender Offer Termination Date, which is September 1, 2023 and September 29, 2023, when the estimated value of your Interests will be determined for purposes of calculating your purchase price. The net asset value of your Interests is determined at least monthly and may be determined more frequently.

•	If you would like to obtain the most current estimated net asset value of your Interests, you may contact Central Park Group at (212) 317-9200.

•	Please note that just as you have the right to withdraw your Interests, we have the right to cancel, amend or postpone this Offer at any time before the end of the day on the Tender Offer Termination Date. Also realize that although the tender offer expires on September 1, 2023, tendering investors remain investors in the Fund until September 29, 2023, when the estimated net asset value of their Interests is calculated.

•	If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal by SS&C. To assure good delivery, please send the Letter of Transmittal to SS&C and not to your broker or dealer or financial advisor. If you fail to confirm receipt of your Letter of Transmittal by SS&C, there can be no assurance that your tender has been received by the Fund.

1.            Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to investors who hold Interests. The Directors have the discretion to determine whether the Fund will repurchase Interests from investors from time to time pursuant to written tenders. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Fund, the Directors have determined, after consideration of various matters, that the Offer is in the best interests of investors of the Fund to provide liquidity for Interests.

The purchase of Interests pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of investors, if any, who do not tender Interests. A reduction in the aggregate assets of the Fund may result in investors who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made from time to time.

The Offer may be terminated in the event that the independent Directors of the Fund determine to liquidate the Fund after due consideration of the amount of Interests being tendered in the Offer, the amount of Interests that would remain in the Fund if the Offer were consummated, and other factors considered by the independent Directors, including the ability of the Adviser to continue to manage effectively the Fund’s portfolio, and the projected aggregate expense ratio of the Fund following consummation of the Offer.

Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

2.            Offer to Purchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to $58,960,000 of those outstanding Interests that are properly tendered by and not withdrawn (in accordance with Section 5 below) before the end of the day on the Tender Offer Termination Date. The purchase price of an Interest tendered will be its estimated net asset value as of the close of business on the Valuation Date or, if the Fund elects to extend the tender period beyond the Valuation Date, the purchase price of an Interest tendered will be its estimated net asset value as of the close of business on the last business day of the month in which the tender offer actually expires, payable as set forth in Section 6. The Fund reserves the right to adjust the date on which the estimated net asset value of Interests will be determined to correspond with any extension of the Offer. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The table below shows the estimated net asset value, as of May 31, 2023, of an initial contribution of $250,000 made as of the dates on which initial investments in the Fund were accepted:

Month Initial Contribution Made	Net Asset Value as of May 31, 2023
June 2013	$592,106
July 2013	$580,971
August 2013	$555,716
September 2013	$548,572
October 2013	$547,187
November 2013	$535,996
December 2013	$526,180
January 2014	$516,529
February 2014	$520,289
March 2014	$512,258
April 2014	$510,851
May 2014	$507,676
June 2014	$505,332
July 2014	$498,336
August 2014	$500,502
September 2014	$494,769
October 2014	$496,869
November 2014	$495,117
December 2014	$495,124
January 2015	$487,050
February 2015	$486,196
March 2015	$476,842
April 2015	$474,232
May 2015	$468,250
June 2015	$464,558
July 2015	$457,817
August 2015	$457,475
September 2015	$461,804
October 2015	$469,901
November 2015	$465,248
December 2015	$466,654
January 2016	$470,688
February 2016	$472,391
March 2016	$470,645
April 2016	$470,417
May 2016	$470,423
June 2016	$470,268
July 2016	$465,553
August 2016	$460,231
September 2016	$458,505
October 2016	$448,730
November 2016	$448,744
December 2016	$444,196
January 2017	$438,416
February 2017	$436,246
March 2017	$434,956
April 2017	$422,051
May 2017	$418,462
June 2017	$418,265
July 2017	$403,129
August 2017	$402,666
September 2017	$401,846

Month Initial Contribution Made	Net Asset Value as of May 31, 2023
October 2017	$394,584
November 2017	$392,160
December 2017	$387,177
January 2018	$380,555
February 2018	$378,593
March 2018	$381,203
April 2018	$380,226
May 2018	$373,692
June 2018	$373,327
July 2018	$371,695
August 2018	$367,338
September 2018	$367,981
October 2018	$369,478
November 2018	$368,764
December 2018	$367,182
January 2019	$366,280
February 2019	$364,517
March 2019	$363,484
April 2019	$365,109
May 2019	$364,224
June 2019	$365,116
July 2019	$358,845
August 2019	$361,450
September 2019	$362,220
October 2019	$359,690
November 2019	$356,585
December 2019	$357,923
January 2020	$358,114
February 2020	$354,244
March 2020	$357,520
April 2020	$395,029
May 2020	$400,015
June 2020	$394,632
July 2020	$380,333
August 2020	$375,462
September 2020	$374,431
October 2020	$361,590
November 2020	$359,713
December 2020	$356,347
January 2021	$327,970
February 2021	$326,900
March 2021	$325,470
April 2021	$303,973
May 2021	$298,337
June 2021	$296,507
July 2021	$282,887
August 2021	$279,637
September 2021	$278,586
October 2021	$271,224
November 2021	$270,049
December 2021	$271,789

Month Initial Contribution Made	Net Asset Value as of May 31, 2023
January 2022	$262,917
February 2022	$263,687
March 2022	$263,394
April 2022	$257,427
May 2022	$261,210
June 2022	$262,775
July 2022	$256,750
August 2022	$257,977
September 2022	$253,505
October 2022	$252,704
November 2022	$253,298
December 2022	$252,042
January 2023	$251,041
February 2023	$248,883
March 2023	$251,554
April 2023	$252,370
May 2023	$250,731

As of the close of business on May 31, 2023, there was approximately $1,175,986,415.52 outstanding in capital of the Fund held in Interests (based on the unaudited estimated net asset value of such Interests). The Fund determines its estimated net asset value at least monthly and may determine its estimated net asset value more frequently. Investors may obtain the most current information regarding the estimated net asset value of their Interests by contacting Central Park Group at (212) 317-9200. Of course, the net asset value of the Fund (and therefore the net asset value of the Interests held by each investor) likely will change between May 31, 2023 and September 29, 2023, when the value of the Interests tendered by investors will be determined for purposes of calculating the purchase price of such Interests and the time that investors will cease to be investors in the Fund.

3.            Amount of Tender. Subject to the limitations set forth below, investors may tender their entire Interest or a portion of their Interest. However, if an investor does not tender all of such investor’s Interests, the investor’s remaining capital account balance (i.e., the investor’s capital account balance determined as of May 31, 2023, less the dollar amount of the investor’s partial tender) must be equal to at least $25,000. If an investor tenders an amount that would cause the investor’s capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such investor so that the required minimum balance is maintained. If, solely as a result of a decline in the net asset value of the Fund between May 31, 2023 and September 29, 2023, your remaining account balance as of September 29, 2023, net of the amount of any tender you have made, is below $25,000, the Fund will not reduce the amount of your tender. The Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered.

If the amount of the Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $58,960,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $58,960,000 in Interests are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept any additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(l) (ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below. Based on the May 31, 2023 estimated net asset value of the Fund, the Adviser beneficially owns $236.83 in Interests and does not intend to tender any of its Interests in the Offer.

4.            Procedure for Tenders. Investors wishing to tender Interests pursuant to the Offer should mail a completed and executed Letter of Transmittal (returning the form at the end of the Letter of Transmittal will suffice) to SS&C at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to SS&C at the fax numbers set forth on page 2. The completed and executed Letter of Transmittal must be received by SS&C, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to SS&C by certified mail, return receipt requested, overnight delivery or facsimile transmission. If an investor elects to tender, it is the tendering investor’s responsibility to confirm receipt of the Letter of Transmittal or other document by SS&C.

Investors are responsible for confirming receipt of a Letter of Transmittal and, therefore, must contact the Fund at the phone number set forth on page 2. Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting the Fund to confirm receipt. If you fail to confirm receipt of your Letter of Transmittal, there can be no assurance that your tender has been received by the Fund. The method of delivery of any documents is at the election and complete risk of the investor tendering an Interest, including, but not limited to, the failure of SS&C to receive the Letter of Transmittal or any other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender or withdrawal with respect to any particular Interest or any particular investor, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor the Adviser nor Directors of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.            Withdrawal Rights. Any investor tendering an Interest pursuant to this Offer may withdraw its tender (a) at any time on or before the Tender Offer Termination Date and (b) at any time after the end of the day on the Tender Offer Termination Date, if Interests have not then been accepted by the Fund. To be effective, any notice of withdrawal must be timely received by SS&C at the address or fax numbers set forth on page 2. Such receipt should be confirmed by the investor in accordance with the procedures set out in Section 4 above. A form to use to give notice of withdrawal is available by calling the Fund at the phone number indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may again be tendered prior to the Expiration Date by following the procedures described in Section 4. You are responsible for confirming that any notice of withdrawal is received by SS&C. If you fail to confirm receipt of a notice of withdrawal by SS&C, there can be no assurance that any withdrawal you may make will be honored by the Fund.

6.            Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted (and, thereby, to have agreed to purchase) Interests that are tendered as, if and when it gives written notice to the tendering investor of its election to purchase such Interest. As stated in Section 2 above, the purchase price of an Interest tendered by any investor will be the estimated net asset value thereof as of the close of business on the Valuation Date. The estimated net asset value will be determined after all allocations to capital accounts of the investors required to be made by the LLC Agreement have been made. If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Interests the estimated net asset value of such Interests generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The Fund reserves the right to adjust the date on which the estimated net asset value of Interests will be determined to correspond with any extension of the Offer.

Investors may tender all or some of their Interests (subject to their maintenance of a minimum account balance as described in Section 3 above). In either case, repurchases of Interests by the Fund will be paid as promptly as practicable after the applicable Valuation Date. The Fund expects that full payment of the amounts tendered will be made on or before the 35th day following the Valuation Date; however, delays in the receipt by the Fund of sufficient cash amounts may affect the payment period.

The Fund will deposit the amounts payable in separate accounts with SS&C. All cash payments described above (the “Cash Payments”) will be made by wire transfer, either directly to the brokerage firm of record or, if not held at a brokerage firm, directly to the account designated by the tendering investor.

The Fund will seek to obtain cash in the aggregate amount necessary to pay the purchase price for Interests acquired pursuant to the Offer from several potential sources, including cash on hand, the sale of certain liquid securities, the liquidation of certain portfolio holdings, possible borrowings and the proceeds of sales of new Interests. There can be no assurances, however, that there will not be delays in the making of any of the Cash Payments provided for above. This may occur, among other reasons, during periods of financial market stress, if the Fund is limited or otherwise unable to dispose of interests in underlying investment funds, or because the Fund has been precluded from borrowing under a credit facility either because of a default by the Fund or a failure by the Fund to satisfy a borrowing condition or because of a failure by the lender to honor a drawdown.

Although it is not presently contemplated, the Fund has retained the option to pay all or a portion of the repurchase price for Interests by distributing securities, including direct or indirect interests in underlying investment funds as well as other securities that are illiquid or difficult to value, to investors on a pro rata basis in the extraordinary event that the Board determines that it is necessary to avoid or mitigate any adverse effect of the Offer on the remaining investors. Securities so distributed may be marketable securities but may also be illiquid securities, including non-transferable interests in liquidating trusts established by the Fund for the purpose of liquidating illiquid securities previously held in the Fund’s portfolio.

7.            Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension. If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Interests the estimated net asset value of such Interests generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The Fund reserves the right to adjust the date on which the estimated net asset value of Interests will be determined to correspond with any extension of the Offer. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies; (b) the separate tender offer conducted contemporaneously by the Feeder Fund is canceled, amended or postponed; (c) there is, in the Directors’ judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its investors if Interests tendered pursuant to the Offer were purchased; (d) the independent Directors of the Fund determine to liquidate the Fund after due consideration of the amount of Interests being tendered in the Offer, the amount of Interests that would remain in the Fund if the Offer were consummated, and other factors considered by the independent Directors, including the ability of the Adviser to continue to manage effectively the Fund’s portfolio, and the projected aggregate expense ratio of the Fund following consummation of the Offer; or (e) the independent Directors of the Fund determine that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer. If conditions qualifying as war or armed hostilities as expressed in Section 7(c)(v) above occur (and, at present, the Fund does not believe these conditions exist), and the Directors waive the Fund’s rights under this Section 7, they will determine whether such waiver constitutes a material change to the Offer. If they determine that it does, the Offer will remain open for at least five business days following the waiver and investors will be notified of this occurrence.

8.            Certain Information About the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 125 West 55th Street, New York, New York 10019 and the telephone number is (212) 317-9200. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement. The Fund’s Directors are: Joan Shapiro Green, Kristen M Leopold, Janet L. Schinderman, Mitchell A. Tanzman and Sharon J. Weinberg. Their address is c/o Central Park Advisers, LLC, 125 West 55th Street, New York, New York 10019. Mr. Tanzman is an “interested person” (as defined in the 1940 Act) of the Fund because of his affiliation with the Adviser.

The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund’s intention to accept subscriptions for Interests from time to time in the discretion of the Fund) or the disposition of Interests, other than as contemplated in connection with the Adviser’s management of the Fund’s portfolio; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser or Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

During the past 60 days, the only transactions involving Interests that were effected by the Fund, the Adviser, the Directors or any person controlling the Fund or controlling the Adviser were the Fund accepting subscriptions from investors of $4,228,850.

9.            Certain U.S. Federal Income Tax Consequences. The following discussion is a general summary of the material U.S. federal income tax consequences of the purchase of Interests by the Fund pursuant to the Offer. Each investor should consult its own tax advisors about the tax consequences to it of a purchase of its Interests by the Fund pursuant to the Offer given such investor’s individual circumstances. This summary does not address the tax consequences that are specific to investors that are not U.S. persons for U.S. federal income tax purposes, which consequences may be significant Investors that are not U.S. persons for U.S. federal income tax purposes, including non-U.S. persons who are partnerships or hold interests in a partnership, may be subject to additional tax, withholding or reporting obligations, and should consult their own tax advisers about the tax consequences of a purchase of their Interests by the Fund pursuant to the Offer.

Subject to certain exceptions, some of which are described below, an investor who tenders its entire Interest (and whose entire Interest is repurchased) to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor and such investor’s adjusted tax basis in its Interest. Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor’s adjusted tax basis in its Interest. This capital gain or loss will be short-term, long-term, or some combination of both, depending upon the timing of the investor’s holding period for its Interest at the time the gain or loss is recognized. United States Treasury Regulations provide that an investor may have a fragmented holding period for its Interest if the investor has made contributions to the Fund at different times. This capital gain or loss will be short-term, long-term, or some combination of both, depending upon the timing of the investor’s contributions to the Fund. A tendering investor will recognize ordinary income to the extent such investor’s allocable share of the Fund’s “unrealized receivables” or items of inventory exceeds such investor’s basis in such unrealized receivables or inventory, as determined pursuant to the Treasury Regulations. The Fund does not expect to hold inventory, and, therefore, does not expect that a tendering investor will recognize ordinary income as the result of the Fund holding inventory. For these purposes, unrealized receivables in respect of a tendering investor include, among other items, any market discount bonds or short-term obligations held directly or indirectly by the Fund to the extent of the amounts which would be treated as ordinary income if such bonds or obligations had been sold by the Fund. Further, a tendering investor may recognize some amount of ordinary income if the Fund or an underlying fund makes or has made an election to mark-to-market its assets under applicable tax rules. An investor who tenders less than its entire Interest to the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received exceeds such investor’s adjusted tax basis in its Interest.

Certain investors that are individuals, estates or trusts, and whose income exceeds certain thresholds, will be required to pay a 3.8% surtax on all or a portion of their “net investment income,” which may include all or a portion of any capital gains recognized in connection with a sale of Interests pursuant to the Offer.

To the extent the Fund owns, directly or indirectly, interests in “passive foreign investment companies” as of the Valuation Date, and certain elections have not been made, gain recognized by a tendering investor pursuant to the Offer may be treated as ordinary income earned ratably over the shorter of the period during which the tendering investor held its Interest or the period during which the Fund held its shares in such entity. With respect to gain allocated to prior years: (i) the tax rate will be the highest in effect for that taxable year for the applicable class of taxpayer; (ii) the tax will be payable generally without regard to offsets from deductions, losses and expenses; and (iii) the tendering investor will also be subject to an interest charge for any deferred tax.

The Fund may be required to withhold, for U.S. federal income taxes, a portion of the tender proceeds payable to investors that fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications, or if the Fund or the investor has been notified by the Internal Revenue Service (“IRS”) that such investor is subject to backup withholding. Certain investors are exempt from backup withholding, but may be required to provide documentation to establish their exempt status. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a refund or a credit against the investor’s federal income tax liability if the appropriate information is timely provided to the IRS.

The Board may specially allocate items of Fund ordinary income and/or capital gain, including short-term capital gain, to a withdrawing investor to the extent its capital account would otherwise exceed its adjusted tax basis in its Interest. Such a special allocation may result in the withdrawing investor recognizing ordinary income and/or capital gain, which may include short-term gain, in the investor’s last taxable year in the Fund, thereby potentially reducing the amount of any long-term capital gain that, absent the special allocation, would otherwise have been recognized during the tax year in which it receives its liquidating distribution upon withdrawal. Similarly, the Board may specially allocate items of Fund deductions, ordinary loss and/or capital loss, including long-term capital loss, to a withdrawing investor to the extent its adjusted tax basis in its Interest would otherwise exceed its capital account.

10.            Disclosure Provisions. Provisions of the Internal Revenue Code and Treasury Regulations require taxpayers that participate in “reportable transactions” to disclose such participation to the IRS (by attaching Form 8886 to their tax returns and filing a copy of that Form with the IRS Office of Tax Shelter Analysis) and to comply with certain document retention requirements. In addition, certain “material advisors” with respect to such a transaction are required to maintain records, including lists identifying investors in the transaction, and must furnish those records to the IRS upon demand. A transaction may be a “reportable transaction” based on any of several criteria, one or more of which may be present with respect to an investment in or by the Fund or the tender of Interests, including, among others, the recognition of a loss in excess of a prescribed threshold upon the tender of Interests. These disclosure provisions are directed towards “tax shelters,” however, they are quite broad and may encompass transactions that typically would not be considered “tax shelters.” Significant penalties may apply upon a failure to comply with the disclosure provisions, and with respect to any understatements of tax resulting from participation in certain reportable transactions. Investors should consult their own tax advisors concerning any possible disclosure obligation they may have with respect to their investment in the Fund and any tender of Interests and should be aware that the Fund (and perhaps other participants in the transaction) intends to comply with the disclosure and investor list maintenance requirements to the extent the Fund determines them to apply with respect to this transaction and/or its investments.

11.            Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting the Fund at the phone number set forth on page 2 or from the SECs website, http://www.sec.gov.